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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Leadis Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

52171N 10 3 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Pacven Walden Ventures V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 4,800,333 6. Shared Voting Power 0 7. Sole Dispositive Power 4,800,333 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,333
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Pacven Walden Ventures V Associates Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 11,770 6. Shared Voting Power 0 7. Sole Dispositive Power 11,770 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,770
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.04%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Pacven Walden Ventures Parallel V-A C.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 110,622 6. Shared Voting Power 0 7. Sole Dispositive Power 110,622 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,622
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.39%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Pacven Walden Ventures Parallel V-B C.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 110,622 6. Shared Voting Power 0 7. Sole Dispositive Power 110,622 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,622
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.39%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Pacven Walden Ventures V-QP Associates Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 77,386 6. Shared Voting Power 0 7. Sole Dispositive Power 77,386 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,386
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.28%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Lip-Bu Tan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 18,603* 6. Shared Voting Power 5,110,773** 7. Sole Dispositive Power 18,603* 8. Shared Dispositive Power 5,110,773**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,129,376* **
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.3%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 3,000 each by two children, 5,000 by Lip-Bu Tan & Ysa Loo Trust and 7,603 shares issuable pursuant to options exercisable within 60 days of December 31, 2004.
**	Includes 4,800,333 shares held by Pacven Walden Ventures V, L.P., 11,700 shares held by Pacven Walden Ventures V Associates Fund, L.P., 110,622 shares held by Pacven Walden Ventures Parallel V-A C.V., 110,622 shares held by Pacven Walden Ventures Parallel V-B C.V and 77,386 shares held by Pacven Walden Ventures V-QP Associates Fund, L.P. The Reporting Person is a member of the Investment Committee of Pacven Walden Management Co. Ltd. (“Pacven”) and shares voting and investment power with respect to the shares held by such entity. Pacven is the sole voting shareholder of Pacven Walden Management V Co. Ltd (“Pacven V”). Pacven V is the general partner of each of the entities listed above. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Nancy Lee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 5,110,773* 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,110,773*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,110,773*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.24%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 4,800,333 shares held by Pacven Walden Ventures V, L.P., 11,700 shares held by Pacven Walden Ventures V Associates Fund, L.P., 110,622 shares held by Pacven Walden Ventures Parallel V-A C.V., 110,622 shares held by Pacven Walden Ventures Parallel V-B C.V and 77,386 shares held by Pacven Walden Ventures V-QP Associates Fund, L.P. The Reporting Person is a member of the Investment Committee of Pacven Walden Management Co. Ltd. (“Pacven”) and shares voting and investment power with respect to the shares held by such entity. Pacven is the sole voting shareholder of Pacven Walden Management V Co. Ltd (“Pacven V”). Pacven V is the general partner of each of the entities listed above. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Andrew Kau
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 5,110,773* 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,110,773*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,110,773*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.24%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 4,800,333 shares held by Pacven Walden Ventures V, L.P., 11,700 shares held by Pacven Walden Ventures V Associates Fund, L.P., 110,622 shares held by Pacven Walden Ventures Parallel V-A C.V., 110,622 shares held by Pacven Walden Ventures Parallel V-B C.V and 77,386 shares held by Pacven Walden Ventures V-QP Associates Fund, L.P. The Reporting Person is a member of the Investment Committee of Pacven Walden Management Co. Ltd. (“Pacven”) and shares voting and investment power with respect to the shares held by such entity. Pacven is the sole voting shareholder of Pacven Walden Management V Co. Ltd (“Pacven V”). Pacven V is the general partner of each of the entities listed above. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 52171N 10 3

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Tzu-Hwa Hsu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 5,110,773* 7. Sole Dispositive Power 0 8. Shared Dispositive Power 5,110,773*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,110,773*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.24%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 4,800,333 shares held by Pacven Walden Ventures V, L.P., 11,700 shares held by Pacven Walden Ventures V Associates Fund, L.P., 110,622 shares held by Pacven Walden Ventures Parallel V-A C.V., 110,622 shares held by Pacven Walden Ventures Parallel V-B C.V and 77,386 shares held by Pacven Walden Ventures V-QP Associates Fund, L.P. The Reporting Person is a member of the Investment Committee of Pacven Walden Management Co. Ltd. (“Pacven”) and shares voting and investment power with respect to the shares held by such entity. Pacven is the sole voting shareholder of Pacven Walden Management V Co. Ltd (“Pacven V”). Pacven V is the general partner of each of the entities listed above. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Item 1.	(a)	Leadis Technology, Inc.

	(b)	474 Potrero Avenue, Suite A
Sunnyvale, CA 94085-4117

Item 2.	(a)	Name of Person Filing

Exhibit A is hereby incorporated by reference

	(b)	Address of Principal Business Office or, if none, Residence

See Exhibit A

	(c)	Citizenship

See Exhibit A

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

52171N 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:

See Exhibit B which is hereby incorporated by reference and related pages 2 to 10.

	(b)	Percent of Class:

See Exhibit B which is hereby incorporated by reference and related pages 2 to 10.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Footnote ***

(ii) Shared power to vote or to direct the vote

See Footnote ***

(iii) Sole power to dispose or to direct the disposition of

See Footnote ***

(iv) Shared power to dispose or to direct the disposition of

See Footnote ***

***	See Exhibit B which is hereby incorporated by reference and related pages 2 to 10. Lip-Bu Tan, Nancy Lee, Andrew Kau and Tzu-Hwa Hus are members of the Investment Committee of Pacven Walden Management Co. Ltd. (“Pacven”) and shares voting and investment power with respect to the shares held by such entity. Pacven is the sole voting shareholder of Pacven Walden Management V Co. Ltd (“Pacven V”). Pacven V is the general partner of each of Pacven Walden Ventures V, L.P., Pacven Walden Ventures V Associates Fund, L.P., Pacven Walden Ventures Parallel V-A C.V., Pacven Walden Ventures Parallel V-B C.V and Pacven Walden Ventures V-QP Associates Fund, L.P. As such, they share the voting and disposition powers over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005
Date

PACVEN WALDEN VENTURES V, L.P.

/s/ Lip-Bu Tan
Signature

Manager
Name/Title

PACVEN WALDEN VENTURES V ASSOCIATES FUND, L.P.

/s/ Lip-Bu Tan
Signature

Manager
Name/Title

PACVEN WALDEN VENTURES PARALLEL V-A C.V.

/s/ Lip-Bu Tan
Signature

Manager
Name/Title

PACVEN WALDEN VENTURES PARALLEL V-B C.V.

/s/ Lip-Bu Tan
Signature

Manager
Name/Title

PACVEN WALDEN VENTURES V-QP ASSOCIATES FUND, L.P.

/s/ Lip-Bu Tan
Signature

Manager
Name/Title

/s/ Lip-Bu Tan
Signature

Lip-Bu Tan
Name

/s/ Nancy Lee
Signature

Nancy Lee
Name

/s/ Andrew Kau
Signature

Andrew Kau
Name

/s/ Tzu-Hwa Hsu
Signature

Tzu-Hwa Hsu
Name

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Leadis Technology, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February, 2005.

PACVEN WALDEN VENTURES V, L.P.

/s/ Lip-Bu Tan
Signature

Manager
Name/Title

PACVEN WALDEN VENTURES V ASSOCIATES FUND, L.P.

/s/ Lip-Bu Tan
Signature

Manager
Name/Title

PACVEN WALDEN VENTURES PARALLEL V-A C.V.

/s/ Lip-Bu Tan
Signature

Manager
Name/Title

PACVEN WALDEN VENTURES PARALLEL V-B C.V.

/s/ Lip-Bu Tan
Signature

Manager
Name/Title

PACVEN WALDEN VENTURES V-QP ASSOCIATES FUND, L.P.

/s/ Lip-Bu Tan
Signature

Manager
Name/Title

/s/ Lip-Bu Tan
Signature

Lip-Bu Tan
Name

/s/ Nancy Lee
Signature

Nancy Lee
Name

/s/ Andrew Kau
Signature

Andrew Kau
Name

/s/ Tzu-Hwa Hsu
Signature

Tzu-Hwa Hsu
Name

EXHIBIT B TO SCHEDULE 13G – LEADIS TECHNOLOGY, INC.

Name of Originator	Aggregate Number of Shares Beneficially Owned				% of Total Shares
	Individual		Aggregate
Pacven Walden Ventures V, L.P.	4,800,333				17.1%
Pacven Walden Ventures V Associates Fund, L.P.	11,770				0.004%
Pacven Walden Ventures Parallel V-A C.V.	110,622				0.39%
Pacven Walden Ventures Parallel V-B C.V.	110,622				0.39%
Pacven Walden Ventures V-QP Associates Fund, L.P.	77,386				0.28%
Lip-Bu Tan			5,110,773	Note 1	18.3%
	18,603	Note 2
Nancy Lee			5,110,773	Note 1	18.24%
Andrew Kau			5,110,773	Note 1	18,24%
Tzu-Hwa Hsu			5,110,773	Note 1	18.24%

The address for all of the above is: One California Street, 28th Floor, San Francisco, CA 94111

Pacven Walden Ventures V, L.P., Pacven Walden Ventures V Associates Fund, L.P. and Pacven Walden Ventures V-QP Associates Fund, L.P are organized in the Cayman Islands and Pacven Walden Ventures Parallel V-A C.V. and Pacven Walden Ventures Parallel V-B C.V. are organized in the Netherlands. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1: Includes individual shares plus all shares held by the following partnerships: Pacven Walden Ventures V, L.P., Pacven Walden Ventures V Associates Fund, L.P., Pacven Walden Ventures Parallel V-A C.V., Pacven Walden Ventures Parallel V-B C.V. and Pacven Walden Ventures V-QP Associates Fund, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Note 2: Includes 3,000 each by two children, 5,000 by Lip-Bu Tan & Ysa Loo Trust and 7,603 shares issuable pursuant to options exercisable within 60 days of December 31, 2004.